UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 9, 2026

CONSTELLATION ACQUISITION CORP I
(Exact name of registrant as specified in its charter)

Cayman Islands	001-39945	98-1574835
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1290 Avenue of the Americas 10th Floor New York, NY	10104
(Address of principal executive offices)	(Zip Code)

(212) 983-1602
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	CSTAF	OTCID Basic Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	CSTWF	OTCID Basic Market
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	CSTUF	OTCID Basic Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

The Business Combination

On April 9, 2026, Constellation Acquisition Corp I, a Cayman Islands exempted company (“CSTA”), US Elemental Inc., a Delaware corporation (“PubCo”), CAC Merger Sub I LLC, a Delaware limited liability company and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), USE Merger Sub 2 Inc., a Nevada corporation (“Merger Sub 2”), and HiTech Minerals Inc., a Nevada corporation (“HiTech”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.

The Business Combination Agreement provides for, among other things, the consummation of the following transactions (the transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”):

(i)	CSTA will merge with and into Merger Sub 1 (the “Initial Merger”), with Merger Sub 1 being the surviving company (as defined in the Cayman Act) and remaining a wholly owned subsidiary of PubCo, and CSTA will cease to exist and will be struck off the Register of Companies in the Cayman Islands. Immediately following the Initial Merger, Merger Sub 2 will become a direct wholly owned subsidiary of PubCo and Merger Sub 2 will merge with and into HiTech, with HiTech being the surviving entity and becoming a wholly owned subsidiary of PubCo, on the terms and subject to the conditions in the Business Combination Agreement;

(ii)	each unit of CSTA (which was issued by CSTA in CSTA’s initial public offering or the exercise or the underwriters’ overallotment option) issued and outstanding prior to the Initial Merger will be automatically detached and deemed to consist of (y) one Class A ordinary share of CSTA, par value $0.0001 per share (the “CSTA Class A Ordinary Shares”) and (z) one-third of a warrant of CSTA (“CSTA Warrant”);

(iii)	(A) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of CSTA (the “CSTA Class B Ordinary Shares”) will automatically convert into a CSTA Class A Ordinary Share, and (B) each CSTA Class A Ordinary Share (for clarity, including each converted CSTA Class B Ordinary Share) issued and outstanding will automatically be cancelled, cease to exist and exchanged for one newly issued share of common stock, par value $0.0001 per share, of PubCo (the “PubCo Common Shares”);

(iv)	Intercompany amounts or obligations funded by Jindalee Lithium Limited, HiTech’s parent (“Jindalee”), as a loan to HiTech, (a) existing as of September 3, 2025 will be settled at the Closing through the issuance of PubCo Loan Warrants, with the number of PubCo Loan Warrants equal to (y) the principal amount outstanding under the applicable Existing Jindalee Intercompany Amounts divided by (z) $1.50 and (b) incurred after that date and prior to the Closing in order to finance ordinary course operations of HiTech or HiTech Transaction Expenses will, at Jindalee’s election prior to the Initial Merger Effective Time, either be settled in cash or converted into PubCo Common Shares at a 15% discount to the IPO Price per Share;

(v)	(a) Existing Sponsor Loans will be converted at the Initial Closing, into PubCo Loan Warrants, with the number of PubCo Loan Warrants equal to (y) the principal amount outstanding under the applicable Sponsor Loans divided by (z) $1.50, (b) Continuing Sponsor Loans used to finance SPAC Transaction Expenses or Other Transaction Expenses that are due and payable prior to the Acquisition Closing will be repaid in cash at the Acquisition Closing, and (c) Continuing Sponsor Non-Transaction Loans used other than to finance SPAC Transaction Expenses or Other Transaction Expenses will be converted into PubCo Loan Warrants at the Initial Closing, with the number of PubCo Loan Warrants equal to (y) the principal amount outstanding under the applicable Sponsor Loans divided by (z) $1.50, immediately prior to the Initial Merger Effective Time;

(vi)	each CSTA Warrant will be automatically assumed by PubCo and will be converted into a warrant to purchase one PubCo Common Share; and

(vii)	the shares of Preferred Stock (as defined below) will be cancelled and exchanged for Preferred Stock of PubCo.

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of CSTA (the “CSTA Board”) and HiTech. Prior to the closing of the Business Combination (the “Closing”), PubCo’s certificate of incorporation will be amended and restated in its entirety in a form to be mutually agreed in good faith by CSTA and HiTech, and filed with the Secretary of State of the State of Delaware.

The Business Combination is expected to close in the second half of 2026, following the receipt of the required approval by CSTA and HiTech’s shareholders and the fulfillment of other customary closing conditions.

Consideration

Under the terms of the Business Combination Agreement, the aggregate consideration in the Business Combination is derived from an equity value of $500 million.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. PubCo has agreed to take all action as may be necessary or appropriate such that, immediately after the Closing, PubCo’s board of directors (the “PubCo Board”) will consist of seven directors, which will be comprised of (A) one individual appointed by CSTA and (B) up to six individuals appointed by HiTech, in each case with written notice to be delivered to PubCo sufficiently in advance to allow for inclusion of such individuals in the Proxy/Registration Statement on Form S-4 (the “Registration Statement”). In addition, the PubCo Board will adopt an equity incentive plan prior to Closing.

Conditions to Each Party’s Obligations

The obligation of CSTA, PubCo, Merger Sub 1, Merger Sub 2, and HiTech to consummate the Business Combination is subject to certain customary closing conditions, including, but not limited to, (i) the required approval of the shareholders of CSTA, HiTech and Jindalee, (ii) the effectiveness of the Registration Statement to be filed by PubCo, in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), registering certain PubCo Common Shares to be issued in the Business Combination, and (iii) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction prohibiting or preventing the consummation of the transactions contemplated by the Business Combination Agreement, other than any such restraint that is immaterial.

The obligations of HiTech to consummate the Business Combination will also be subject to the Minimum Cash Condition (as defined in the Business Combination Agreement) of $14,000,000 having been met prior to Closing.

Further, effective upon the Closing, PubCo, Constellation Sponsor LP, a Delaware limited partnership (the “Sponsor”) and Jindalee have agreed to enter into a registration rights agreement in a form to be mutually agreed by HiTech, Jindalee and CSTA (the “Registration Rights Agreement”) pursuant to which, among other things, (a) PubCo will commit to file a resale shelf registration statement that includes, among other things and subject to certain exceptions, the Shareholder Merger Consideration (as defined in the Business Combination Agreement) held by signatories to the Registration Rights Agreement, and (b) affords those registration rights holders customary demand and “piggy-back” registration rights.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of CSTA and HiTech, (ii) by either CSTA or HiTech, if any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered an order which has the effect of making illegal or otherwise preventing or prohibiting consummation of the transactions contemplated under the Business Combination Agreement and such order shall have become final and nonappealable, (iii) by HiTech if the CSTA Board or any committee thereof has withheld, withdrawn, qualified, amended or modified the SPAC Board Recommendation, (iv) by either CSTA or HiTech if the required approvals are not obtained from the shareholders of Jindalee, after the conclusion of a meeting of Jindalee shareholders held for such purpose at which such shareholders voted on such approvals, (v) by either CSTA or HiTech if the required approvals are not obtained from CSTA Shareholders after the conclusion of a meeting of shareholders held for such purpose at which such shareholders voted on such approvals, (vi) by CSTA if the board of directors of Jindalee (the “Jindalee Board”) effects a Change of Company Recommendation, (vii) by HiTech if the Jindalee Board authorizes HiTech or Jindalee to enter into an Alternative Acquisition Agreement, (viii) by CSTA if HiTech breaches any representation, warranty or covenant in the Business Combination Agreement, which is not cured or cannot be cured within 30 days, such that certain conditions to closing cannot be satisfied at the relevant Closing, (ix) by HiTech if CSTA breaches any representation, warranty or covenant in the Business Combination Agreement, which is not cured or cannot be cured within 30 days, such that certain conditions to closing cannot be satisfied at the relevant Closing, and (viii) subject to certain limited exceptions, by either CSTA or HiTech if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to January 9, 2027.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of a willful and material breach or fraud and for customary obligations that survive the termination thereof (such as confidentiality obligations); provided that, if the Business Combination Agreement is terminated (i) by written notice from CSTA or HiTech to the other upon the failure to obtain the Required Shareholder Approval at the Jindalee Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with the Business Combination Agreement or the Shareholder Support Agreement and (y) if Jindalee effected a Change of Company Recommendation prior to the Jindalee Shareholders Meeting at which a vote for the Required Parent Shareholder Approval was actually taken or (z) as a result of the failure to receive the Required Parent Shareholder Approval following such time as a certain Company Parent Acquisition Transaction occurred at the Jindalee level, (ii) by written notice from CSTA to HiTech prior to the receipt of the Required Parent Shareholder Approval if the Jindalee Board effects a Change of Company Recommendation, or (iii) by written notice from HiTech to CSTA prior to the receipt of the Required Parent Shareholder Approval if the Jindalee Board authorized HiTech or Jindalee to enter into an Alternative Acquisition Agreement after the termination of this Agreement, to the extent permitted by and in accordance with the terms of the Business Combination Agreement, HiTech will pay to CSTA its reasonable and documented expenses incurred in connection with the Transactions through the date the Business Combination Agreement is terminated, which will not exceed $6,000,000.

A copy of the Business Combination Agreement is attached as Exhibit 2.1 hereto and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the transactions contemplated thereby is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. CSTA does not believe that these schedules contain information that is material to an investment decision.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Sponsor, CSTA and HiTech entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor agrees (i) to vote all SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares (“CSTA Shares”) held by them in favor of the Business Combination and the Transaction Proposals, (ii) to waive the anti-dilution rights of the CSTA Class B Ordinary Shares under the SPAC Charter, (iii) to forfeit a specified amount of CSTA Shares when and if required in accordance with the express terms thereof, (iv) to appear at the extraordinary general meeting of the CSTA shareholders (the “CSTA Shareholders’ Meeting”) in person or by proxy for purposes of counting towards a quorum, (v) to vote all CSTA Shares against any proposals that would in any material respect impede the Business Combination or any other Transaction Proposal, (vi) not to redeem any CSTA Shares, (vii) not to transfer any CSTA Shares, other than as permitted therein, (viii) to the fullest extent permitted by law, waive any rights of dissent pursuant to section 238 of the Cayman Act in respect to all CSTA Shares with respect to the Initial Merger, to the extent applicable, and (ix) to agree to a lock-up of its PubCo Common Shares during the respective periods as set forth therein.

A copy of the Sponsor Support Agreement is filed with this Current Report as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Parent Transaction Support Agreement

Concurrently with the execution of the Business Combination Agreement, CSTA and Jindalee entered into a transaction support agreement (the “Parent Transaction Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, Jindalee agreed (i) to execute and deliver to CSTA, HiTech and PubCo a written consent in its capacity as the sole voting shareholder of HiTech casting a vote to approve the Business Combination promptly following receipt of the Required Parent Shareholder Approval, (ii) to hold a meeting of its shareholders for the purposes of obtaining the necessary consent for the Company to consummate the Business Combination and to solicit the vote necessary to obtain the Required Parent Shareholder Approval and agree to such other actions with respect to the meeting of the Jindalee shareholders (the “Jindalee Shareholders’ Meeting”) as set forth therein, (iii) to agree to a lock-up of its PubCo Common Shares during the respective periods as set forth therein, (iv) not to transfer any HiTech Shares, and (v) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Nevada Revised Corporations Act of the State of Nevada in respect to all Company Shares with respect to the Acquisition Merger, if applicable.

A copy of the Parent Transaction Support Agreement is filed with this Current Report as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Parent Transaction Support Agreement is qualified in its entirety by reference thereto.

Parent Shareholder Voting Agreement

Concurrently with the execution of the Business Combination Agreement, certain record and beneficial owners of issued and outstanding ordinary shares of Jindalee (the “Supportive Parent Shareholders”) entered into a transaction support agreement (collectively, the “Parent Shareholder Voting Agreement”) with Jindalee, pursuant to which among other things and subject to the terms and conditions set forth therein, each Supportive Parent Shareholder agrees (i) to appear at the Jindalee Shareholders’ Meeting in person, by proxy or power of attorney for purposes of counting towards a quorum, (ii) to vote, or cause to be voted, all Jindalee shares held or controlled by such Supportive Parent Shareholder in favor of the Company’s consummation of the Business Combination and against any proposals that would in any material respect impede the Business Combination or any other acquisition proposal by a third party, and (iii) prior to the Acquisition Closing, not to transfer any securities in Jindalee.

The form of Parent Shareholder Voting Agreement is filed with this Current Report as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description of the Parent Shareholder Voting Agreement is qualified in its entirety by reference thereto.

Class B Holder Support Agreement

Concurrently with the execution of the Business Combination Agreement, CSTA, certain holders of CSTA Class B Ordinary Shares (each as “Class B Holder” and, collectively, the “Class B Holders”) and HiTech entered into letter agreements (the “Class B Holder Support Agreements”), pursuant to which, among other things, each Class B Holder agreed to (i) vote in favor of each of the Transaction Proposals, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) waive all anti-dilution protections with respect to the conversion of CSTA Class B Ordinary Shares into CSTA Class A Ordinary Shares, and (iii) refrain from transferring or encumbering their CSTA Class B Ordinary Shares (or after the Closing, PubCo Common Shares) until the earlier of (y) 12 months after the Closing or PubCo’s completion of a qualifying change-of-control transaction or (z) certain specific events, including the occurrence of PubCo’s share price reaching a specific threshold.

The form of Class B Holder Support Agreement is filed with this Current Report as Exhibit 10.4 and is incorporated herein by reference, and the foregoing description of the Class B Holder Support Agreements is qualified in its entirety by reference thereto.

Convertible Preferred Share Purchase Agreement

Concurrently with the execution of the Business Combination Agreement, on April 9, 2026, Endurance Antarctica Partners II, LLC (the “Purchaser”), an affiliate of Antarctica Capital and the Sponsor, entered into a securities purchase agreement with Jindalee and HiTech (the “Convertible Preferred SPA”), pursuant to which the Purchaser (A) purchased from HiTech 1,550 shares of 12.0% Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”), having the rights and privileges set forth in the Certificate of Designation included as an exhibit to the Convertible Preferred SPA (the “Certificate of Designation”), for an aggregate purchase price of $1,550,000, and (B) committed to purchase $2,500,000 in newly issued equity or equity-linked securities of PubCo, on substantially the same terms as PIPE Financing Agreements to be executed in connection with the Business Combination, subject to certain terms and conditions, including that the “Minimum Cash Condition” in the Business Combination Agreement is satisfied and not waived (unless Purchaser consents to such waiver) at the time of the Closing. Pursuant to the Convertible Preferred SPA, the Preferred Stock will automatically be cancelled and exchanged for Preferred Stock of PubCo at the time of the Closing, and PubCo will issue a number of warrants to Purchaser or its permitted transferees that is equal to the Accrued Value (as defined in the Certificate of Designation) divided by the Conversion Price (as defined in the Certificate of Designation), in each case, measured as of the date of Closing (the “Warrants”). Such securities will be issued in a private placement pursuant to Section 4(a)(2) of the Securities Act. The PubCo Common Shares issuable upon conversion of the Preferred Stock and exercise of the Warrants will be included as “Registrable Securities” under a Registration Rights Agreement to be entered into at the Closing.

If any securities are issued and sold in a PIPE in connection with the Business Combination with terms more favorable to the purchaser thereof than the terms set forth in the Convertible Preferred SPA applicable to Purchaser (including, without limitation, valuation, conversion price or mechanics, mandatory or optional redemption, discount, warrant coverage, liquidation preference, collateral, restrictive covenants, anti-dilution protection, or other economic or governance right), then the parties to the Convertible Preferred SPA have agreed, at the option of the Purchaser, to promptly amend any applicable documents to extend such more favorable term or terms to the Purchaser.

In connection with such purchase of Preferred Stock, Jindalee and Purchaser executed a Parent Guarantee, dated as of April 9, 2026, pursuant to which Jindalee agreed to guarantee HiTech’s payment obligation in connection with the mandatory redemption of the Preferred Stock and any Accrued Value (as defined in the Certificate of Designation) if the Business Combination Agreement is terminated.

The Preferred Stock will vote together with the PubCo Common Shares after the Closing and shall rank senior to all existing and future classes of equity securities with respect to dividend and liquidation rights. The Preferred Stock will accrue dividends daily at the rate of (a) if paid in kind, 12.0% per annum of the original issue price, plus the amount of previously accrued dividends paid in kind, or (b) if paid in cash, 10.0% per annum of the original issue price, plus the amount of previously accrued dividends. Such dividends compounded quarterly. Upon the occurrence and during the continuation of any Event of Default (as defined in the Certificate of Designation), the dividend rate shall automatically increase to 15.0% until such Event of Default is cured or waived. The initial conversion price for the Preferred Stock will be $1,000.00 per share, subject to customary anti-dilution adjustments. Starting on the six month anniversary of the Closing and thereafter, on a quarterly basis through the second anniversary of the closing of the Closing, the conversion price will be subject to a downward adjustment based on the 20-day trailing volume-weighted average price of PubCo Common Shares, provided that the conversion price will not be reduced below $7.50 per share. Following the Closing, PubCo may redeem the Preferred Stock subject to certain premiums to the Accrued Value and the Preferred Stock will be redeemable at the option of the Purchaser at 100% of the Accrued Value after the fifth anniversary of the Closing. In the event of a change of control of PubCo after the Closing, PubCo will be required to offer to repurchase the Preferred Stock for cash at the greater of (i) the applicable call premium multiple of the Accrued Value, and (ii) the amount holder of the Preferred Stock would receive if the Preferred Stock were converted into PubCo Common Shares. Commencing on the day after the Closing, as long as the Purchaser owns at least 20% of the Preferred Stock issued and outstanding as of the Closing, PubCo or any of its successors shall not, without the affirmative vote or action by written consent of the holders of a majority of the Preferred Stock then outstanding: (i) alter or change the rights, preferences, or privileges of the Preferred Stock; (ii) increase or decrease the authorized number of shares of Preferred Stock, or issue any additional shares thereof; (iii) create any new class or series of shares having rights, preferences, or privileges senior to or on parity with the Preferred Stock; or (iv) amend, replace, or repeal the certificate of incorporation or bylaws in a manner that adversely affects the Preferred Stock.

The Warrants to be issued at the Closing pursuant to the Convertible Preferred Share Purchase Agreement will expire five years from the Closing and will be initially exercisable at $11.50 per share, subject to the same anti-dilution and other adjustments applicable to the Preferred Stock.

The Convertible Preferred SPA, the Certificate of Designation, the form of Warrant, and the Parent Guarantee are filed with this Current Report as Exhibit 10.5, Exhibit 10.6 and Exhibit 10.7, respectively, and are incorporated herein by reference, and the foregoing descriptions of such documents are qualified in their entirety by reference thereto.

Item 7.01. Regulation FD Disclosure.

On April 9, 2026, CSTA and HiTech issued a joint press release announcing the signing of the Business Combination Agreement. The joint press release is furnished hereto as Exhibit 99.1 and incorporated by reference into this Item 7.01.

On April 9, 2026, Jindalee also issued a press release announcing the signing of the Business Combination Agreement. The press release is furnished hereto as Exhibit 99.2 and incorporated by reference into this Item 7.01.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is the investor presentation that the parties to the Business Combination Agreement have prepared for use in connection with the Business Combination.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, are furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01.

Cautionary Note Regarding Forward Looking Statements

Certain statements included in this Current Report are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee, expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Business Combination and the projected future financial and operational performance of PubCo following the Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Business Combination; (4) the anticipated capitalization and enterprise value of PubCo following the consummation of the Business Combination; (5) statements regarding PubCo’s operations following the Business Combination; (6) the amount of redemption requests made by CSTA’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of PubCo or HiTech, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of PubCo or CSTA to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Contracting Parties; (11) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Business Combination; (13) the risk that the Business Combination disrupts current plans and operations of CSTA, PubCo or HiTech; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Business Combination and the ability of the parties to successfully consummate the Business Combination. These statements are based on various assumptions, whether or not identified in the Current Report, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the slide entitled “Risk Factors” in the investor presentation published on the date hereof and those set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in CSTA’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”), and in those other documents that CSTA has filed, or that PubCo and CSTA will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of the Current Report. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of the Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information And Where To Find It

In connection with the Business Combination, CSTA, Jindalee, PubCo and HiTech (together, the “Contracting Parties”) are expected to prepare the Registration Statement to be filed with the SEC by PubCo and CSTA, which will include preliminary and definitive proxy statements to be distributed to CSTA’s shareholders in connection with CSTA’s solicitation for proxies for the vote by CSTA’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of PubCo or CSTA in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, CSTA will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Business Combination. CSTA’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with CSTA’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about the Contracting Parties and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CSTA and PubCo, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This Current Report is not a substitute for the Registration Statement or for any other document that CSTA and/or PubCo may file with the SEC in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CSTA, Jindalee and PubCo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of CSTA’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding CSTA’s directors and executive officers in CSTA’s filings with the SEC, including the Annual Report and the other documents filed by CSTA with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CSTA’s shareholders in connection with the Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of CSTA’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

No Offer and Non-Solicitation

This Current Report does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of April 9, 2026, by and among CSTA, PubCo, Merger Sub 1, Merger Sub 2, and HiTech.
10.1	Sponsor Support Agreement, dated as of April 9, 2026, by and among CSTA, Sponsor, PubCo, and HiTech.
10.2	Parent Transaction Support Agreement, dated as of April 9, 2026, by and between CSTA and Jindalee.
10.3	Form of Parent Shareholder Voting Agreement, by and between Jindalee and certain shareholders of Jindalee.
10.4	Form of Class B Holder Support Agreement, by and between the Class B Holders, CSTA and HiTech.
10.5	Securities Purchase Agreement, dated as of April 9, 2026, by and between Jindalee, HiTech and Purchaser.
10.6	Form of Warrant.
10.7	Parent Guarantee, dated as of April 9, 2026, by and between Jindalee and Purchaser.
99.1	Joint Press Release, dated as of April 9, 2026, issued by HiTech and CSTA.
99.2	Press Release, dated as of April 9, 2026, issued by Jindalee.
99.3	Investor Presentation, dated as of April 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSTELLATION ACQUISITION CORP I

Date: April 9, 2026	By:	/s/ Chandra R. Patel
	Name:	Chandra R. Patel
	Title:	Chief Executive Officer